Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Change the Convening Method of the 2021 Annual General Meeting and the Second H Shareholders Class Meeting for 2022

References are made to the notice of the 2021 annual general meeting and the notice of the second H shareholders class meeting for 2022 of Sinopec Shanghai Petrochemical Company Limited (the “Company”) dated 18 May 2022. The Company will convene the 2021 annual general meeting and the second H shareholders class meeting for 2022 (collectively the “Meetings”) at the North Building of Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”) on Wednesday, 22 June 2022 at 2:00 p.m. and 2:30 p.m. respectively.

Considering the epidemic prevention and control status in Shanghai, in order to actively cooperate with the epidemic prevention and control requirements, protect the health and safety of the shareholders, proxy and other participants and protect the legitimate rights and interests of shareholders in accordance with the laws, the Meetings will be held by way of video conference instead of on-site meeting. The Company provides special reminders as follows in relation to the participation of the Meetings:

1. Voting

The A shareholders of the Company (the “A Shareholders”) and the H shareholders of the Company (the “H Shareholders”, collectively the “Shareholders”) do not need to attend the Meetings in person to exercise their voting rights. A Shareholders are advised to vote online pursuant to the relevant requirements of the Shanghai Stock Exchange. The H Shareholders must appoint the chairman of the Meetings as their proxy to vote in the Meetings by completing and delivering the proxy forms before the designated time.

The H Shareholders shall fill in the proxy forms of the Company according to the printed instructions not less than 24 hours before the designated time for holding the Meetings (i.e., not later than 2:00 p.m. on Tuesday, 21 June 2022) or any adjournment thereof (as the case maybe), and deliver the relevant document(s) to the Hong Kong Registrars Limited, the address is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong).

2. Notes for Attending the Online Meetings

Shareholders and Shareholder’s proxy wishing to participate in the video conference must register via email: spc@spc.com.cn not less than 24 hours before the designated time for holding the Meetings (i.e., not later than 2:00 p.m. on Tuesday, 21 June 2022). The same documents as required for the registration of on-site meeting shall be provided for registration, including proof of identity which shall be provided by the individual Shareholder; power of attorney and the proof of identity of each of the individual Shareholder and his/her proxy which shall be provided by the individual Shareholder’s proxy; a copy of business license of the Shareholder who is a legal entity, a power of attorney and the proof of identity of the proxy of the Shareholder who is a legal entity which shall be provided by such Shareholder’s proxy; and other proofs of identity of Shareholders in accordance with the securities regulatory requirements of places where shares of the Company are listed. The contact information of intending participants shall be provided for the registration.

Shareholders who have completed the registration and identity verification will receive an email with instructions on how to participate in the video conference and the link and/or password to enter the video conference before 9 a.m. on Wednesday, 22 June 2022. Shareholders who have obtained the link and/or password of the video conference shall not share such information with others. Shareholders can access the video conference through smart phones, tablet devices or computers to watch and listen to the Meeting(s).

In case of any questions concerning the resolutions to be considered at the Meetings, the Shareholders can propose them online during the video conference.

Save for the above-mentioned adjustments, other matters of the Meetings such as time, registration date, resolutions to be considered remain unchanged.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Liu Gang
Joint Company Secretary

Shanghai, the PRC, 15 June 2022

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